May 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Kyle Wiley

RE:	Ipsidy Inc. Registration Statement on Form S-3 filed April 25, 2022 (File No. 333-264469).

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on May 6, 2022, or as soon thereafter as is practicable.

Please call Christopher Peterson of Arnold & Porter Kaye Scholer LLP at (212) 836-8861 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Ipsidy Inc.

/s/ Stuart Stoller
Stuart Stoller
Chief Financial Officer